UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant:

Aurinia Pharmaceuticals Inc.

2.	Name of Person Relying on Exemption:

MKT Capital Ltd.

3.	Address of Person Relying on Exemption:

c/o Ogier Fiduciary Service (Cayman) Limited

89 Nexus Way, Camana Bay

Grand Cayman, Cayman Islands KY1-9007

4.	Written Materials. The following written material is attached:

Press Release, dated April 24, 2023

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

MKT Capital Issues Letter to Aurinia Shareholders Announcing its Intention to Withhold Support for Three Directors at 2023 Annual Meeting

Highlights Egregious Compensation Awarded to Executives Despite Poor Performance, Including ~$26 Million in Payouts to CEO Peter Greenleaf From 2019 – 2022

Calls on the Board to Heed Shareholder Feedback by Publicly Committing to a Strategic Review Process

Believes a Sale to a Well-Capitalized Acquirer Could Yield up to $28 Per Share, or a More Than 192% Premium for Shareholders, Based on Recent Comparable Transactions

Plans to Withhold Support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan, Who Should All Be Held Accountable for Perpetuating a Culture of Self-Enrichment at the Expense of Aurinia Shareholders

CAYMAN ISLANDS--(BUSINESS WIRE)--MKT Capital Ltd., a significant shareholder of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”) which together with its affiliates beneficially owns approximately 4.2% of Aurinia’s outstanding shares, today issued the following letter to the Company's shareholders.

***

Fellow Shareholders,

MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”) is a significant shareholder of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) with beneficial ownership of approximately 4.2% of Aurinia’s outstanding shares. We initially invested in Aurinia in 2019 because we believed the drug LUPKYNIS had the potential to become a great commercial success as an oral treatment option for advanced lupus nephritis. Unfortunately, since the drug’s commercialization three years ago, the Company has been unable to broaden its distribution or grow sales under Chairman Dr. George Milne and Chief Executive Officer (“CEO”) Peter Greenleaf’s leadership. As a result, LUPKYNIS is being used for the treatment needs of 1,500 patients three years in, or roughly less than 1% of the total 135,000 patient addressable market in the U.S. alone.1

As a long-term shareholder of Aurinia, we have spent a considerable amount of time reviewing the Company’s corporate governance, executive compensation practices and capital allocation decisions and have attempted to engage meaningfully with management to better understand its overall strategy. Our diligence over the past several years has led us to the following conclusion: a reconstituted Board of Directors (the “Board”) should commence a strategic review process immediately to explore a sale of the entire business, which we believe could attract a well-capitalized strategic acquirer or private equity buyer and yield up to $28 per share, or more than a 192% premium for shareholders.2

1 Source: Aurinia.

2 Based on price ($9.57) as of close of trading on March 16, 2023, which is the last day of trading prior to MKT Capital’s initial letter to Aurinia shareholders.

We are deeply troubled by the Board’s decisions, especially as it relates to executive compensation, which we believe illustrate that several incumbent directors are either unable or unwilling to advance shareholders’ best interests or embrace and act on shareholder feedback. We contend:

•	The Board has consistently prioritized the interests of management by enriching Company executives at the expense of shareholders.

•	Year after year, management and the Board take harmful actions that dilute shareholders.

•	The Board has failed to hold management accountable for poor total shareholder returns.

•	The Board has historically been unwilling to embrace and act on shareholder feedback.

•	The Board has been unable to manage turnover in key research and development (“R&D”) and commercialization positions in the c-suite.

•	Management and the Board have failed to diversify Aurinia’s drug pipeline through business development efforts.

•	The Board’s limited shareholdings have only perpetuated its misalignment with investors.

We feel it is critical for shareholders to send Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan a clear message that the status quo is unacceptable, especially in light of the outsized compensation packages awarded to management in the face of shareholder value destruction at Aurinia. This is why we intend to WITHHOLD support for three current directors at the 2023 Annual General Meeting of Shareholders (the "Annual Meeting") scheduled for May 17, 2023: Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan. In our view, these incumbents have perpetuated a culture of failure and self-enrichment at the expense of shareholders and must be held accountable.

WE BELIEVE THE BOARD IS MISALIGNED WITH SHAREHOLDERS AND HAS AWARDED EGREGIOUS EXECUTIVE COMPENSATION IN THE FACE OF POOR PERFORMANCE

Aurinia’s shares have dramatically underperformed peers and pharmaceuticals indices over relevant time horizons. While the Company delivered approximately -18% in total shareholder returns (“TSR”) over the past three years, the S&P/TSX Composite and S&P Pharmaceuticals Select Industry Indices delivered 73%+ and 33%+ for investors, respectively.3

	1-Year TSR	2-Year TSR	3-Year TSR
Aurinia Pharmaceuticals	-14.09%	-30.80%	-17.99%
S&P/TSX Composite Index	-5.94%	9.94%	73.35%
S&P Pharmaceuticals Select Industry Index	-4.63%	-21.31%	33.16%

3 Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on March 16, 2023, which is the last day of trading prior to MKT Capital’s initial letter to Aurinia shareholders.

Management and the Board bear responsibility for overseeing the destruction of shareholder value, which we believe is directly attributable to strategic missteps, rich executive compensation practices and poor capital allocation. While shareholders have suffered tremendous harm, insiders have been insulated from the Company’s deteriorating share price largely due to their minimal ownership. Instead, many of these insiders – including Chairman Milne, CEO Greenleaf and Mr. Hagan – have been consistent net sellers of shares following generous share grants throughout the years.

In this year’s proxy statement, Aurinia boasts having adopted a new “share ownership policy” for the Company’s directors and executives following the extremely low say-on-pay vote (51.6% of votes cast) for its executive compensation model put forth at the Company’s 2021 Annual General Meeting.4 We were disappointed to see that despite this, every independent director currently serving on Aurinia’s Board owns well below less than a fraction of 1% of the Company’s outstanding shares (and the only reason CEO Greenleaf beneficially owns greater than 1% is due to the outsized equity awards that he has received).

A closer look at the footnotes under the beneficial ownership table also shows that the overwhelming majority of management and the Board’s ownership position consists of granted options and restricted stock units (“RSUs”). In fact, the proxy statement reveals that nearly 92% of management and the Board’s ownership is in the form of options and RSUs that are vesting or exercisable within 60 days of April 12, 2023, and that management and the Board collectively own only 498,522 shares outright, equating to approximately 0.3% of the outstanding shares.

In our view, management and the Board’s negligible ownership leads to a lack of accountability and alignment with the Company’s true owners: its shareholders. This is perhaps the most evident in the tremendous compensation packages that have been awarded to executives in the face of Aurinia’s severe underperformance in recent years. We believe that directors who have chosen to prioritize enriching company executives at the expense of shareholders do not deserve a seat on the Board.

In 2020, while the Company’s share price was in the red, Compensation Committee Chair Hagan determined that CEO Greenleaf deserved double his prior year’s compensation and approved a whopping $10.68 million pay package. This included $7.8 million in option awards and $1.5 million in stock awards, in addition to Mr. Greenleaf’s base salary, cash bonus and other incentives. To put this in context, Mr. Greenleaf’s total 2020 pay was 6.2 times the median of Aurinia’s peers. The 2020 proxy also lacked disclosures regarding the short-term incentive goals and specific achievements that had to be met for executives, which reduces pay transparency for Aurinia shareholders. The majority of the equity awards did not include performance conditions and the performance shares were based on one-year goals, for which targets were not disclosed.

As Compensation Committee Chair, Mr. Hagan also pushed through an extremely dilutive and problematic amended stock option plan at the Company’s 2020 Annual General Meeting to allow for a variety of equity-based awards, including stock options, restricted stock, RSUs and performance awards valued at $1.48 billion. In addition to the amended plan providing for discretionary non-employee director participation, its estimated cost, resulting dilution and burn rate were all excessive, it contained a problematic change-in-control provision, it provided insufficient vesting provisions for stock options issued to the CEO and it did not include a clawback provision for equity awards.

4 Aurinia’s 2023 Definitive Proxy Statement, filed April 18, 2023 (link).

The decisions Mr. Hagan made while serving as Compensation Committee Chair in 2020 are some of the most egregious we have ever seen, and his poor decision-making seemingly has not stopped. Despite the Company’s continued underperformance, certain members of management were just awarded an additional 1,841,624 RSUs (including 667,407 RSUs to CEO Greenleaf alone) on March 2, 2023.5 We believe Mr. Hagan should step down from the Board immediately in light of his complete lack of judgment when it comes to executive compensation and shareholder dilution in the face of poor performance. We also believe this glaring lack of accountability to shareholders falls on CEO Greenleaf, who through 2022 has reaped nearly $26 million in compensation since 2019 and Chairman Milne, who has acted as a rubberstamp to such outsized compensation decisions. Despite having a fiduciary duty to shareholders as the Company’s Chairman, in our view, Dr. Milne seems more focused on lining his fellow colleagues’ pockets than unlocking value for Aurinia’s long-suffering shareholders.

NOW IS THE RIGHT TIME FOR AURINIA TO EXPLORE STRATEGIC ALTERNATIVES

While management repeatedly claims that Aurinia is a fully integrated biopharma company, the reality is that since Chairman Milne and CEO Greenleaf took the helm in 2019, they have lost key R&D and commercialization talent, made poor capital allocation decisions and most alarmingly, mismanaged and squandered the opportunity in front of them with the promising drug LUPKYNIS. All of this has destroyed shareholder value.

We believe Aurinia is dramatically undervalued at current share prices, representing an attractive acquisition target to both strategic and financial buyers. In our view, the issues the Company is facing are not structural, but self-inflicted due to incompetent leadership that has serially mismanaged a drug that was commercialized three years ago. Under Chairman Milne and CEO Greenleaf’s leadership, Aurinia has been unable to distribute LUPKYNIS widely or grow sales. The Company reported sales of just $201 million over the past three years, while expenses ballooned to $650 million over the same period. At the same time, management has diluted shareholders by over 50% - destroying the value of our investment.

This is a clear failure of capital allocation and execution.

Shareholders were encouraged by the news of Bristol-Myers Squibb Company (“Bristol Myers”) approaching Aurinia as a buyout target in October 2021, back when our Company was valued at about $2.8 billion.6 Shares closed up nearly 27% on the day Bloomberg reported on news of the potential buyout. Unsurprisingly, Chairman Milne and CEO Greenleaf refused to address our numerous inquiries, despite our firm belief that Aurinia would benefit tremendously from a strategic acquirer like Bristol Myers. With Bristol Myers’ (or another strategic acquirer’s) manufacturing, production and sales capabilities, there is a profound opportunity to market LUPKYNIS in international markets.

In 2022, there was concerning turnover in key R&D and commercialization positions in the c-suite, which has had an adverse impact on the Company’s business development efforts to diversify its drug pipeline. These departures included Aurinia’s Chief Commercial Officer, Max Colao, who resigned in July 2022, as well as the Company’s Chief Medical Officer, Dr. Neil Solomons, and Head of Research, Dr. Robert Huizinga, who both departed in October 2022. We find it extremely troubling that two executives in key R&D positions departed in the same month, with no explanation from Chairman Milne, CEO Greenleaf or the Board as to why.

5 See Form 4 filings made by certain members of Aurinia management on March 6, 2023.

6 Source: Bristol-Myers Makes Takeover Approach to Aurinia Pharmaceuticals, Bloomberg (link).

We believe Aurinia represents an attractive asset that a well-capitalized buyer can acquire to begin effectively monetizing the highly valuable LUPKYNIS drug, which has been mismanaged by current leadership. Our analysis suggests that an acquirer could pay up to $28 per share for Aurinia, or more than a 192% premium for shareholders, which is consistent with valuation multiples of public company peers as well as recent biopharmaceutical acquisitions.7

The only clear beneficiary of waiting any longer to explore a sale is CEO Greenleaf, as he continues to reap outsized compensation and accumulate equity awards. Unfortunately for shareholders, the opposite is true. The longer Aurinia’s long-suffering shareholders are forced to wait for a sale of the Company, the more diluted our holdings become and the more money we lose. Refusing to pursue a sale of the Company is diametrically opposed to management’s repeatedly stated goal of “maximizing value for shareholders.”

THE AURINIA BOARD MUST BE HELD ACCOUNTABLE

It remains obvious to us – and we believe other shareholders – that Aurinia is a high-quality biopharmaceutical business that remains dramatically undervalued due to mismanagement by certain individuals in the boardroom. We believe the Board must take swift action to realize the value of its drug LUPKYNIS and close this valuation gap through a potential sale of the Company, which will provide immediate value to shareholders at a premium, rather than continuing to let us all suffer under the current status quo. Our singular goal is to set the correct direction for this great medicine for the benefit of patients and shareholders alike.

If the Board continues to disregard the widespread shareholder discontent, our hope is that the incumbents responsible for the destruction of shareholder value receive a wake-up call at the upcoming Annual Meeting where shareholders will have an opportunity to hold them accountable. That is why we believe shareholders should join MKT Capital in sending a message to the Board by WITHHOLDING support for the election of Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan.

Sincerely,

Antoine Khalife

MKT Capital Ltd.

***

About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. MKT CAPITAL LTD. IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. MKT CAPITAL LTD. IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com

###

7 MKT Capital’s estimate of up to $28 per share reflects an estimate of $1 billion in sales using a conservative ~4x multiple, as well as comparable transactions in the sector.